Exhibit 4.1

WARRANT AGREEMENT

This WARRANT AGREEMENT (this “Agreement”) is entered into as of July 15, 2025 (the “Issue Date”), by and between ABVC BioPharma, Inc., a Nevada corporation (the “Company”), and Shuling Jiang (the “Holder”).

This Agreement is issued pursuant to that certain Definitive Land Purchase Agreement between the Company and the Holder dated July 15, 2025 (the “Land Agreement”).

1. Grant of Warrant:

The Company hereby grants to the Holder a warrant (the “Warrant”) to purchase 1,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price of $2.50 per share (the “Exercise Price”), subject to the cashless exercise provision detailed below.

2. Term of Warrant:

The Warrant shall be exercisable at any time beginning on the date of issuance and ending at 5:00 PM New York time on the fifth (5th) anniversary of the Issue Date (the “Expiration Date”).

3. Cashless Exercise:

In lieu of exercising this Warrant for cash, the Holder may elect to receive shares of Common Stock equal to the value of this Warrant (or the portion thereof being exercised) by surrendering this Warrant with written notice of such election, in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

[ X = Y × (A - B) / A ]

Where:

- X = the number of shares of Common Stock to be issued

- Y = the number of shares with respect to which the Warrant is being exercised

- A = the Market Value of one share of Common Stock on the date of exercise

- B = the Exercise Price of $2.50

4. Market Value:

For purposes of this Agreement, “Market Value” shall mean the closing sale price of the Common Stock on NASDAQ (or the principal trading market for the Company’s Common Stock) on the last trading day before the exercise date.

5. Adjustment Provisions:

The number of shares of Common Stock issuable upon exercise and/or the Exercise Price are subject to adjustment in accordance with standard anti-dilution protections, including stock splits, combinations, dividends, or reorganizations.

6. Governing Law:

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of law principles.

7. No Rights as Shareholder:

This Warrant does not entitle the Holder to any rights as a shareholder of the Company until such time as the Warrant is exercised and shares are issued.

8. Limitations on Exercises.

Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive shares of Common Stock or other securities (together with Common Stock, “Equity Interests”) upon exercise of this Warrant to the extent (but only to the extent) that such exercise or receipt would cause the Holder Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the Exchange Act which exceeds the Maximum Percentage (as defined below) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the exercise of the Warrant prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the Exchange Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following exercise of this Warrant is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 8 apply, the determination of whether this Warrant is exercisable and of which portion of this Warrant is exercisable shall be the sole responsibility and in the sole determination of the Holder, and the submission of an Exercise Notice shall be deemed to constitute the Holder’s determination that the issuance of the full number of Warrant Shares requested in the Exercise Notice is permitted hereunder, and neither the Company nor any Warrant agent shall have any obligation to verify or confirm the accuracy of such determination. For purposes of this Section 8, (i) the term “Maximum Percentage” shall mean 4.99%; provided, that if at any time after the date hereof the Holder Group beneficially owns in excess of 4.99% of any class of Equity Interests in the Company that is registered under the Exchange Act (excluding any Equity Interests deemed beneficially owned by virtue of this Warrant), then the Maximum Percentage shall automatically increase to 9.99% so long as the Holder Group owns in excess of 4.99% of such class of Equity Interests (and shall, for the avoidance of doubt, automatically decrease to 4.99% upon the Holder Group ceasing to own in excess of 4.99% of such class of Equity Interests); and (ii) the term “Holder Group” shall mean the Holder plus any other Person with which the Holder is considered to be part of a group under Section 13 of the Exchange Act or with which the Holder otherwise files reports under Sections 13 and/or 16 of the Exchange Act. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Trading Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this Section 8 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

IN WITNESS WHEREOF, the Company has caused this Warrant Agreement to be executed by its duly authorized officer as of the date first written above.

ABVC BioPharma, Inc.		蔣淑齡 Shuling Jiang

Authorized Signature/Seal		Authorized Signature/Seal

Name：	Uttam Yashwant Patil	Name：	Shuling Jiang
Title:		Land Owner
CEO

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